

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Todd Sanders
Chief Executive Officer
Spirits Capital Corporation
100 Bayview Circle, Suite 4100
Newport Beach, CA 92660

> **Re: Spirits Capital Corporation**
> **Offering Statement on Form 1-A**
> **Filed August 10, 2023**
> **File No. 024-12312**

Dear Todd Sanders:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Index to Exhibits
Exhibit 2.1, page II-2

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and

the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Exhibit 6.4, page II-2</u>

2.   Please tells us whether the Form of Securities Purchase Agreement is the agreement you intend to use for sale of your common stock in this offering. If so, please revise the forum selection provision that identifies the exclusive forum as the state and federal courts sitting in Orange County, California so that it is consistent with the exclusive forum provision in Exhibit 2.1. Likewise, please revise the forum selection provision in the Form of Subscription Agreement filed as Exhibit 4.1 that states that the subscriber and the company consent to the jurisdiction of any state or federal court in the state of Delaware so that it is consistent with the exclusive forum provision in Exhibit 2.1. In addition, if the agreement in Exhibit 6.4 is the agreement you intend to use for the sale of common stock in this offering, please revise your offering circular disclosure to describe the jury waiver provision, including whether or not the provision applies to claims brought under the federal securities laws and whether or not the provision applies to secondary purchasers, and add risk factor disclosure to address the risks related to the provision.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets